PJT PARTNERS INC.

280 Park Avenue

New York, NY 10017

September 2, 2015

VIA COURIER AND EDGAR

Re:	PJT Partners Inc.
Amendment No. 3 to Registration Statement on Form 10
File No. 001-36869

Christian Windsor, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Dear Mr. Windsor:

PJT Partners Inc. (the “Company”) is aware of its obligations under the Securities Exchange Act of 1934, as amended.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Michael S. Chae

Michael S. Chae

Chief Financial Officer

cc:	Securities and Exchange Commission
Kevin Vaughn
Svitlana Sweat
William H. Dorton, Esq.

cc:	The Blackstone Group L.P.
John G. Finley, Esq.

cc:	Simpson Thacher & Bartlett LLP
Joshua Ford Bonnie, Esq.